Exhibit 99.1

Cascades announces the construction of a new packaging plant in New Jersey

KINGSEY FALLS, QC, August 3, 2017 – Cascades Inc. (TSX: CAS), the leader in recuperation of recyclable materials and in manufacturing of green packaging products and tissue paper, announces an investment of $80 million USD for the construction of a new containerboard packaging plant in Piscataway, New Jersey, United States.

This new plant, which will create 120 jobs, will manufacture corrugated packaging products and will be among the most modern of its kind in North America. It will begin operations in the second quarter of 2018. Once all equipment is installed, total annual production capacity will be 2.4 billion square feet. Ultimately, this represents an increase in the integration rate of approximately 5%. The facilities will have a surface area of more than 400,000 square feet.

“The investment announced today, which is already included in our capital expenditure budget, is part of the deployment of our strategic plan that aims specifically to modernize our assets and increase the integration rate between our primary production and conversion activities. It is also part of our continuing process to reorganize and consolidate our containerboard and packaging activities in the northeastern United States. This investment will help us better serve our customers and boost our production capacity, thus increasing our market positioning,” stated Mario Plourde, President and Chief Executive Officer of Cascades.

“The Piscataway conversion plant will have state-of-the-art technology and will be among the fastest in the industry. It will offer increased flexibility and allow us to provide more efficient and innovative products to meet our customers’ needs. Located close to the major urban centres along the eastern seaboard of the United States, the site was also chosen because it has room for subsequent development. This important investment strengthens our position and continues our growth,” commented Charles Malo, President and Chief Operating Officer of Cascades Containerboard Packaging.

Cascades would like to thank its numerous partners and employees who made this project possible, and more specifically, the State of New Jersey, Middlesex County and the City of Piscataway.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. The Cascades shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

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